# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnolia Bancorp, Inc., CIK 0002033615
CUSIP: 559581103
Title of class of securities: Common Stock, Par Value $.01 Per Share
Address of issuer's principal executive offices: 2900 Clearview Parkway, Metairie, Louisiana (LA), 70006
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002063237

## Reporting persons
- Magnolia Bancorp, Inc. Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Louisiana (LA); sole voting power 66,700; shared voting power 0; sole dispositive power 66,700; shared dispositive power 0; aggregate amount beneficially owned 66,700 (8% of the class)

## Item 1. Issuer
Name of issuer: Magnolia Bancorp, Inc.
Address of issuer's principal executive offices: 2900 Clearview Parkway, Metairie, LOUISIANA, 70006.

## Item 2. Person Filing
Name of person filing: Magnolia Bancorp, Inc. Employee Stock Ownership Plan Trust ("Plan Trust")
Address of principal business office or, if none, residence:
Mutual Savings and Loan Association
2900 Clearview Parkway
Metairie, Louisiana 70006
Citizenship: Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
66,700

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person's assets are held in trust by trustee Jason L. Manson ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trust, as of March 31, 2025.

As of March 31, 2025, none of the 66,700 shares of Common Stock had been allocated to individual accounts for participating employees and their beneficiaries. Once shares are allocated, participating employees and their beneficiaries will have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee, who will then have shared voting power over the allocated Common Stock. Unallocated Common Stock is generally required to be voted by the Plan Trustee for or against proposals to shareholders in the same proportion as the shares of Common Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustee and applicable law.
Percent of class: Percent of class: 8.0% (based on 833,750 shares issued and outstanding as of March 31, 2025)
Sole power to vote or to direct the vote: 66,700
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 66,700
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Any future dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, will be added to their respective individual accounts. Any future dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, will be, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable since the reporting entity is not a member of a group.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable since the reporting entity is not a member of a group.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Magnolia Bancorp, Inc. Employee Stock Ownership Plan: /s/Jason L. Manson, Jason L. Manson/Trustee (04/24/2025)
Comment: This report is not an admission that the Plan Trustee is the beneficial owner of any securities covered by this report, and the Plan Trustee expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.